FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2009
Commission File Number: 333-159251
IESI-BFC LTD.
(formerly BFI Canada Ltd.)
(Translation of registrant’s name into English)
135 Queen’s Plate Road, Suite 300
Toronto, Ontario, Canada
M9W 6V1
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST
SIGNATURE
EX-99.1
EX-99.2
EX-99.3
EX-99.4

EXHIBIT LIST

Exhibit	Description
99.1	The unaudited comparative consolidated financial statements of IESI-BFC Ltd. as at and for the nine months ended September 30, 2009 and 2008 together with the notes thereto.

99.2	Management’s Discussion and Analysis relating to the three and nine months ended September 30, 2009.

99.3	Certificate, dated October 29, 2009 of Keith Carrigan, Vice-Chairman and Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2 for the nine months ended September 30, 2009.

99.4	Certificate, dated October 29, 2009 of Thomas J. Cowee, Vice-President and Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2 for the nine months ended September 30, 2009.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IESI-BFC Ltd.
Date: October 29, 2009	By:	/s/ William Chyfetz
		Name:	William Chyfetz
		Title:	Vice President, General Counsel and Secretary

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